

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

February 24, 2009

Via Mail and Fax

Libano Miranda Barroso
Chief Financial Officer
TAM S.A.
Avenida Jurandir, 856, Lote 4, 1° andar, CEP 04072-000
São Paulo, SP, Brazil

RE: TAM S.A.
Form 20-F for the Year Ended December 31, 2007
File Number: 333-131938

Dear Mr. Barroso:

We have reviewed your correspondence dated February 2, 2009 and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information. After reviewing the additional information, we may raise further comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 20-F for the Year Ended December 31, 2007

Note 29, Summary of Principal Differences, page F-47
(k) Maintenance, page F-58

1. We note your response to our prior comment 3. In your proposed revised disclosure, you state that you pay for services rendered pursuant to your aircraft engine maintenance contracts on an as-incurred basis. Please clarify this proposed disclosure to more clearly and specifically state what you mean by "on an as-incurred basis." For example, if payments under engine maintenance contracts (in which amounts are calculated based on the number of hours flown by the particular aircraft engine) are made monthly as hours are flown, please state so. If the timing of these payments differs from the timing of payments for maintenance costs incurred outside of engine maintenance contracts, please ensure your disclosure addresses each item and distinguishes between them.

2. You state that maintenance expenses are considered incurred when the applicable maintenance activity is performed and not when the related hours are flown or when the related payment of such services is made. With regard to engine maintenance contracts in which amounts payable to the service providers are calculated based on the number of hours flown by the particular aircraft engine, typically referred to as power by the hour (PBH) contracts, we believe that maintenance costs should generally be recognized on a contract basis (that is, as hours are flown) unless there is not a transfer of cost risk to the service provider. Therefore, please tell us whether these contracts provide for transfer of cost risk and describe in detail the basis for your conclusion.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief